Exhibit 99.2

News Release
(For Immediate Dissemination)
Poly-Pacific to Commence Subsurface Investigations on McAdoo Landfill

EDMONTON, ALBERTA, October 16, 2007

Poly-Pacific International Inc. ("Poly-Pacific" or the "Company") (TSX VENTURE: PMB) (OTCBB: PLYPF) (BERLIN: A0LGDN) (FRANKFURT: POZ) announces that it has completed the geophysical survey required for the assessment phase of the McAdoo's Lane Landfill Site ("McAdoo") located in Kingston, Ontario. The purpose of this survey was to initially identify, using a non-intrusive investigative method, areas of the site that may potentially contain buried nylon fiber. The findings of the geophysical survey have identified several significant areas of low conductivity within the landfill that is indicative of buried nylon. These findings warrant the immediate commencement of subsurface investigations in these areas to determine whether buried nylon is the cause of the low conductivity readings.

Under the direction of Angus Ross, M.Sc., P. Eng., Poly-Pacific’s Director of Engineering and XCG Consulting Ltd., an engineering firm from Kingston, Ontario, work will now begin on excavation of strategic test pits to characterize the site with respect to the nylon fiber resource that is believed to be present in the McAdoo's Lane Landfill Site.

The completion of the above will reveal where in McAdoo the nylon is located, will provide a preliminary indication of the quantity and the quality of nylon present, and will provide the City of Kingston with all the necessary evidence to provide the permit for Poly-Pacific to proceed with recovery operations of McAdoo.

The Company is further pleased to announce the opening of its satellite office in Kingston, located at 33 Earl Street, Kingston, Ontario, Canada.

Mr. Randy Hayward, President of Poly-Pacific, stated, “I am very pleased with the progress and findings made to date on the McAdoo site. The assessment phase is on time and on budget. The optimism surrounding this project combined with the Company’s ongoing negotiations for additional acquisitions should prove to be very rewarding for the Company and its shareholders.”

The Company is also inviting its shareholders to call in for a full update on events by management. Interested parties are invited to call at 9:00 am Pacific Standard Time (British Columbia) on Thursday, October 25, 2007 or 6:00 PM (Germany). The North American telephone number is 1-877-385-4099, pass code 8579674#. For our German investors, the telephone number is 00-800-8358-7111, pass code 8579674#.

This release may contain forward looking statements within the meaning of the "safe harbor" provisions of US laws. These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. Poly-Pacific does not assume any obligation to update any forward looking information contained in this news release.

For further information please contact Randy Hayward, President and Chief Executive Officer of Poly-Pacific by telephone at (604) 293-8885, or by fax at (604) 293-8234